July 29, 2010

Via Facsimile (202) 531-3790 and EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	American Beverage Company - AmBev (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 Filed April 21, 2010 File No. 001-15194

Dear Mr. Reynolds:

This letter responds to your letter dated July 7, 2010 in connection with the above-referenced file. To facilitate your review, we have reproduced your comment in italics below and have provided our response immediately following your comment. Capitalized terms used herein without definition have the meanings given them in our annual report on Form 20-F for the year-ended December 31, 2009 (the “2009 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.
We note your response to our prior comments two, four, and five. Please confirm that you will provide the disclosure provided in your response letter in future Exchange Act filings, including any amendments to this Form 20-F.

We confirm that we will provide the disclosure described in our prior comments two, four and five in our response letter dated June 21, 2010 in future Exchange Act filings, including any amendments to the 2009 20-F that might otherwise be filed.

Item 16F – Change in Registrant’s Certifying Accountant, page 142

2.
We note your disclosure stating that you dismissed your former independent accountant on December 31, 2009, effective January 2010. However, the report issued by your former independent accountant is dated April 12, 2010, after their dismissal. It appears to us that the fieldwork of your former independent accountant was completed subsequent to their dismissal. Please revise your disclosure to address this discrepancy in the dismissal date of your former independent accountant.

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

After acting as our independent accountants pursuant to their contractually agreed three-year term, at the end of 2009 our management determined to dismiss KPMG, as we disclosed in the 2009 20-F, “effective January 2010”.  By that, we meant that they would not act as our independent accountants for purposes of conducting an audit of our financial statements for the year ending December 31, 2010.  We engaged a new auditing firm to audit our financial statements for the year ending December 31, 2010.  The decision to dismiss KPMG in 2010 in regards to our financial statements for the year ending December 31, 2010, however, did not have any effect on KPMG’s role as our independent auditors in conducting their audit of our financial statements for the year ended December 31, 2009.  As a result, KPMG completed all fieldwork and other procedures required to complete their audit of the financial statements for the year ended December 31, 2009, and issued an unqualified audit opinion, dated April 12, 2010, included in our 2009 20-F.

3.
We note your statement that your former independent accountant was not dismissed “due to any disagreement.” Please revise to disclose whether there were any disagreements with your former independent accountant during your two most recent fiscal years and the subsequent interim period preceding the dismissal date. Refer to Item 16F(a)(1)(iv) of Form 20-F.

In the disclosure made in our 2009 20-F on page 142 (Item 16F – Change in Registrant’s Certifying Account), we explain that “KPMG was hired for a period of three years and served as our independent auditor for the fiscal years ended December 31, 2009, 2008 and 2007.”  Furthermore, in the same section of the 2009 20-F, we stated that “Our decision to dismiss our former auditor was not due to any disagreement between us and our former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of KPMG, would have caused it to make a reference to the subject matter of the disagreement in connection with its audit reports for such years” (emphasis added).  By this, we intended to confirm that there were no disagreements with our former independent accountants for the two most recent fiscal years and the subsequent interim period preceding their dismissal date.

Our statement in the 2009 20-F that there had been no such disagreements was reviewed and confirmed by KPMG in a letter addressed to the Commission, dated April 13, 2010, attached as Exhibit 16F to our 2009 20-F.  In order to confirm that in agreeing with the statements we made in our 2009 20-F KPMG understood that it was agreeing that there had been no such disagreements for the two most recent fiscal years and the subsequent interim period preceding their dismissal date, we have obtained a new letter from KPMG which confirms their agreement with both the relevant text of our 2009 20-F and the clarification of such text as described above in this letter.  That letter from KPMG, dated July 29, 2010, is attached hereto as Schedule 1.

Notwithstanding the above, we agree to provide in future Exchange Act filings, including any amendments to the 2009 20-F that might otherwise be filed, a more clear disclosure in item 16F, disclosing whether any disagreements have occurred with our former independent accountants during at least the two most recent fiscal years and the subsequent interim period preceding their dismissal date.

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

4.
In connection with the comments above, please provide an updated letter from your former independent accountant relating to your revised disclosures, as required by Item 16F(3) of Form 20-F.

Please refer to the letter from KPMG mentioned in our answer to item 3 above, attached hereto as Schedule 1.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

General

5.
We note your response to our prior comment six. In addition to your disclosure of depreciation, amortization, and impairment charges, employee benefits expenses, and inventories recognized as expenses, please provide us with a discussion of your consideration of the requirement to disclose additional information or the nature of expenses to meet the objectives of paragraphs 104-105 of IAS 1.

We advise the Staff that we manage our operations by function at an entity level due to the nature of our business. We have a volume driven business and accordingly believe the best way to measure profitability and forecast cash flow is to consider operating expenses by function. We believe that presenting operating expenses by function satisfies the aim of paragraph 105 of IAS 1 because, in our view, this information is the most relevant to the users of our financial statements and is consistent with how management operates the business.

In forecasting our future cash flows, we consider the following main operating expenses by function: cost of sales, sales and marketing expenses and administrative expenses. Cost of sales are forecasted based on volumes because they are influenced by cost per hectoliter. Sales and marketing expenses are forecasted as a percentage of revenue and administrative costs have the character of fixed costs. For cash flow forecasts, we exclude non-cash items (e.g. depreciation and amortization). This is the methodology used by us internally to forecast profitability and cash flows, and is the basis for our external financial reporting.

Guided by paragraphs 102 and 104 of IAS 1, we have also disclosed operating expenses by nature for the additional benefit of users of our financial statements.  In our assessment, salary, cost of inventory, depreciation, amortization, impairment and employee benefits are the most material and widely disclosed expenses in our industry. Accordingly, we have provided additional disclosure of expenses by nature in the following notes to our financial statements:

•	Note 8: Payroll and Related Benefits (includes salary, wages and benefits)
•	Note 9: Additional Information on Operating Expenses by Nature (includes depreciation, amortization and impairment charges)
•	Note 17: Inventories (includes cost of inventories recognized in cost of sales)
•	Note 24: Employee Benefits (includes pension expenses)

For the reasons stated above, we believe that our current presentation meets the requirements of paragraphs 104 and 105 of IAS 1.

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

Note 7 – Special Items, F-35

6.
We note your response to our prior comment seven. Your response explains that a gain was recognized in connection with an indemnification received from Anheuser-Bush InBev N.V./S.A. related to the transfer of the licensing of Labatt branded products to a third party. However, it does not appear that your response adequately explains the increase in future economic benefit resulting from the execution of this indemnification agreement. Please provide us with a discussion of the material terms of this indemnification agreement and explain why the recognition of a gain was deemed to be appropriate under the relevant authoritative literature.

The indemnification agreement contemplates two separate indemnifications so as to allow AmBev to receive adequate compensation for causing Labatt to license the Labatt branded products in the United States to a third party, as required by the U.S. Department of Justice:

License Agreement Indemnification: in the event the purchase price received by Labatt as consideration for the perpetual license of the Labatt family of brands to a third party in the United States was lower than the fair market value of such brands to Labatt, as determined in accordance with the indemnification agreement (which valuation was confirmed by a fairness opinion issued by a reputable investment bank), AB InBev would pay AmBev the difference between the purchase price and the fair market value;

Supply Agreement Indemnification: if the aggregate proceeds received by Labatt from the third party pursuant to the terms of the supply agreement was lower than 115% of the aggregate cost of the products supplied by Labatt, AB InBev would pay the difference between the price paid by the third party and 115% of Labatt’s products cost.

The gain of R$ 239.4 million in 2009 was the amount determined under the license agreement indemnification mentioned above. In addition to paragraphs 92 and 93 of the Framework for Preparation and Presentation of Financial Statements, we  based our decision to recognize, as an income, the consideration resulting from the indemnification regarding the perpetual license agreement, on paragraph 20 of the Appendix of IAS 18 Revenue, which states that “an assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale”. Also, by analogy, we analyzed the general conditions to recognize a sale, stated in paragraphs 14 and 20 of IAS 18, and, considering that: (a) following the execution of the Labatt license agreement, we notified AB InBev of the indemnification issuing a license indemnification notice in July 2009; (b) the amount of the indemnification, measured in accordance with the indemnification agreement, was clearly specified in the indemnification notice; (c) approximately 80% of the indemnification amount was received in 2009 and the remaining amount will be received in 2011, plus interest of LIBOR + 2% per annum; (d) the amount is not refundable; and (e) there are no performance conditions associated to the license indemnification agreement, we concluded that the immediate recognition of the gain was appropriate.

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526

If you have additional questions or comments, please do not hesitate to contact Nelson José Jamel at +55 11 2122-1508, or Pedro de Abreu Mariani at +55 11 2122-1374, or by fax at +55 11 2122-1529. Please also send a copy to our outside legal counsel, Kevin Kelley, at Gibson Dunn, by fax at +1-212-351-5322.

Very truly yours,

Companhia de Bebidas das Américas - AmBev

By:	/s/ Nelson José Jamel
Name: Nelson José Jamel
Title: Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani
Name: Pedro de Abreu Mariani
Title: General Counsel

cc:
Ethan Horowitz
Division of Corporation Finance

Brian Bhandari
Division of Corporation Finance

Edwin S Kim
Division of Corporation Finance

Kevin Kelley
Gibson, Dunn & Crutcher LLP

Brian Lane
Gibson, Dunn & Crutcher LLP

Guilherme Roslindo Nunes
KPMG Auditores Independentes

Companhia de Bebidas das Américas – AmBev   -   CNPJ nº 02.808.708/0001-07
Administração Central - Rua Dr. Renato Paes de Barros, 1017 – 4º andar
Itaim – São Paulo – SP – CEP: 04530-001
Fone: (011) 2122-1201  - Fax: (011) 2122-1526